September 2, 2021

VIA EDGAR

Office of Technology

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:             Katherine Wray

Re:	Banner Acquisition Corp. Registration Statement on Form S-1 File No. 333-257906

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Banner Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time, on September 7, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Vinson & Elkins L.L.P., request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that, as of the date hereof, approximately 460 copies of the preliminary prospectus dated August 23, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

BOFA SECURITIES, INC.
as representative of the underwriter

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Director

[Signature Page to Underwriter’s Acceleration Request Letter]